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                              July 9, 2020

       Kenneth Ng
       Chief Executive Officer
       Malacca Straits Acquisition Co Ltd
       Unit 601-2
       St. George's Building
       2 Ice House Street
       Central Hong Kong

                                                        Re: Malacca Straits
Acquisition Co Ltd
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 6, 2020
                                                            File No. 333-239462

       Dear Mr. Ng:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1/A filed July 6, 2020

       General

   1. We note that the form of warrant agreement filed as Exhibit 4.4 provides that the company agrees that any action,
proceeding or claim against it arising out of or relating in any way to the agreement shall
be brought and enforced in the courts of the State of New York or the United States
District Court for the Southern District of New York, and irrevocably submits to such
jurisdiction,    which jurisdiction shall be exclusive.    We also note that
the
                                                        company waives any
objection to such    exclusive jurisdiction.    If this provision requires
                                                        investors in this
offering to bring any such action, proceeding or claim in the courts of the
                                                        State of New York or
the United States District Court for the Southern District of New
 Kenneth Ng
Malacca Straits Acquisition Co Ltd
July 9, 2020
Page 2
      York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Kevin Stertzel,
Staff Accountant, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-
7844 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



                                                             Sincerely,
FirstName LastNameKenneth Ng
                                                             Division of
Corporation Finance
Comapany NameMalacca Straits Acquisition Co Ltd
                                                             Office of
Manufacturing
July 9, 2020 Page 2
cc:       Stuart Neuhauser
FirstName LastName